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                           August 19, 2021

       Ian Webber
       Chief Executive Officer
       Global Ship Lease, Inc.
       c/o Global Ship Lease Services Limited
       25 Wilton Road
       London SW1V 1LW
       United Kingdom

                                                        Re: Global Ship Lease,
Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed August 13,
2021
                                                            File No. 333-258800

       Dear Mr. Webber:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Edward S. Horton